# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Harrison Global Holdings Inc., CIK 0001984014
CUSIP: G1180K116
Title of class of securities: A
Address of issuer's principal executive offices: TOYO RECORDING 1F, 4-5-19 AKASAKA, MINATO-KU, TOKYO, New York (NY), 107-0052
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002097193

## Reporting persons
- Anyuan Ai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 91,428,571; shared voting power 0; sole dispositive power 91,428,571; shared dispositive power 0; aggregate amount beneficially owned 91,428,571 (16.76% of the class)

## Item 1. Issuer
Name of issuer: Harrison Global Holdings Inc.
Address of issuer's principal executive offices: Toyo Recording, 1st Floor, 4-5-19 Akasaka Minato-ku, Tokyo, 107-0052

## Item 2. Person Filing
Name of person filing: Anyuan Ai
Address of principal business office or, if none, residence: UNIT 203 BUILDING 27, UNIT 203 BUILDING 27, Chonghua District, Guangzhou, Guangdong
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 91,428,571
Percent of class: 16.76%
Sole power to vote or to direct the vote: 91,428,571
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 91,428,571
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Anyuan Ai: /s/ Anyuan Ai, Individual Investor (12/04/2025)